SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the period ended 25 July 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






BP p.l.c.
Group Results
2nd Quarter and Half Year 2006

                                                        London 25 July 2006


                         FOR IMMEDIATE RELEASE

                      CONTINUED STRONG PERFORMANCE

---------------------------------------------------------------------------
 Second   First  Second
Quarter Quarter Quarter                                       First Half
   2005    2006    2006   $ million                      2006    2005     %
=======================                                ====================
  5,591   5,623   7,266   Profit for the period*       12,889  12,193
                          Inventory holding
   (610)   (358) (1,148)  (gains) losses               (1,506) (1,721)
-----------------------                                --------------------
  4,981   5,265   6,118   Replacement cost profit      11,383  10,472     9
=======================                                ====================
  12.67   14.66   16.59   - per ordinary share (pence)  31.25   26.22
  23.42   25.66   30.28   - per ordinary share (cents)  55.94   49.03    14
   1.40    1.54    1.82   - per ADS (dollar)             3.36    2.94
=======================                                ====================

o BP's second quarter replacement cost profit was $6,118 million, compared with $4,981 million a year ago, an increase of 23%. For the half year, replacement cost profit was $11,383 million compared with $10,472 million, up 9%.

o The second quarter result included a net non-operating gain of $6 million compared with a net non-operating charge of $822 million in the second quarter of 2005. For the half year, the net non-operating charge was $11 million compared with a net non-operating charge of $280 million for the first half of 2005.

o The second quarter trading environment was generally stronger than a year ago with higher oil and gas realizations and higher refining margins but with lower overall marketing margins.

o Net cash provided by operating activities for the quarter and half year was $9.1 billion and $18.1 billion compared with $6.7 billion and $16.1 billion a year ago.

o    The ratio of net debt to net debt plus equity was 15%.

o The quarterly dividend, to be paid in September, is 9.825 cents per share ($0.5895 per ADS) compared with 8.925 cents per share a year ago. For the half year, the dividend showed an increase of 10%. In sterling terms, the quarterly dividend is 5.324 pence per share, compared with
     5.119 pence per share a year ago; for the half year the increase was 11%. During the first half, the company repurchased 725 million of its own shares at a cost of $8.5 billion.


BP Group Chief Executive, Lord Browne, said:

     "BP's second quarter result reflected good overall operating performance and continuing strong upstream and refining margins. The Texas City refinery is now running at 200 mb/d and further units will be brought onstream across the balance of 2006. Our actions to control costs are on track. Results are being impacted by higher tax charges. Strong cash generation continues to support shareholder distributions through dividends and buybacks."

* Profit attributable to BP shareholders.



                         Summary Quarterly Results

Exploration and Production's second quarter result benefited from higher liquid realizations and marginally higher gas realizations. In addition, it included higher costs, reflecting the impact of sector-specific inflation, increased integrity spend, repairs and revenue investment.

The Refining and Marketing result showed an improvement over the same period last year despite the effects of reduced throughputs at the Texas City refinery. The second quarter's result reflects strong operating performance, higher refining margins, supply optimization benefits and a lower net charge for non-operating items, partially offset by lower overall marketing margins.

In Gas, Power and Renewables, the higher second quarter result benefited from a higher net gain from non-operating items, increased contributions from the gas trading and marketing business and better operational performance in the natural gas liquids business. This was partly offset by a negative impact from IFRS fair value accounting charges.

Finance costs and Other finance expense was $107 million for the quarter compared with $163 million in the second quarter of 2005. Increases in market interest rates were more than offset by increased capitalized interest and a higher expected return on pension and other post-retirement benefit plan assets.

The consolidation adjustment, which removes the margin on sales between segments in respect of inventory at the period end, was a charge of $277 million in the second quarter.

The effective tax rate on replacement cost profit of continuing operations was 36% versus 32% a year earlier, reflecting the higher level of provision write-backs in 2005.

Capital expenditure was $3.7 billion for the quarter; there were no significant acquisitions. Disposal proceeds were $2 billion.

Net debt at the end of the quarter was $14.4 billion. The ratio of net debt to net debt plus equity was 15%.

During the second quarter, the company repurchased 376 million of its own shares, at a cost of $4.5 billion. These shares are held in treasury.

In July, BP purchased 9.6% of the shares released under Rosneft's IPO for a consideration of $1 billion.

The commentaries above and following are based on replacement cost profit.

The financial information for 2005 has been restated to reflect the following, all with effect from 1 January 2006: (a) the transfer of three equity-accounted entities from Other businesses and corporate to Refining and Marketing following the sale of Innovene; (b) the transfer of certain mid-stream assets and activities from Refining and Marketing and Exploration and Production to Gas, Power and Renewables; (c) the transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing; and (d) the change in the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power. See Note 2 for further details.


                          Non-operating Items

                                                                Second
                                                               Quarter
$ million                                                         2006
                                                               =======
Exploration and Production                                         479
Refining and Marketing                                            (464)
Gas, Power and Renewables                                          106
Other businesses and corporate                                      26
                                                               -------
                                                                   147
Taxation                                                           (53)
                                                               -------
Continuing Operations                                               94
Innovene Operations                              (88)
Taxation                                           -               (88)
                                              -------          -------
Total for all operations                                             6
                                                               =======

    Reconciliation of Replacement Cost Profit to Profit for the Period

   Second     First   Second
  Quarter   Quarter   Quarter                                  First Half
     2005      2006      2006  $ million                     2006      2005
=============================                              ================
    5,901     6,823     7,826  Exploration and Production  14,649    12,385
    1,273     1,612     1,856  Refining and Marketing       3,468     2,684
      189       301       453  Gas, Power and Renewables      754       601
                               Other businesses and
     (156)     (217)     (193)   corporate                   (410)     (327)
                               Consolidation adjustments
                                 Unrealized profit in
       (4)       (8)     (277)     inventory                 (285)     (157)
                                 Net profit on transactions
                                   between continuing and
      159         -         -      Innovene operations   (a)    -       255
-----------------------------                              ----------------
                               RC profit before interest
    7,362     8,511     9,665    and tax                   18,176    15,441
-----------------------------                              ----------------
                               Finance costs and other
     (163)     (143)     (107)   finance expense             (250)     (365)
   (2,291)   (2,929)   (3,441) Taxation                    (6,370)   (4,770)
      (69)      (71)      (77) Minority interest             (148)     (130)
-----------------------------                              ----------------
                               RC profit from continuing
                                 operations attributable
    4,839     5,368     6,040    to BP shareholders (b)    11,408    10,176
=============================                              ================
                               Inventory holding gains
                                 (losses) for continuing
      648       358     1,148    operations                 1,506     1,609
-----------------------------                              ----------------
                               Profit for the period
                                 from continuing operations
                                 attributable to BP
    5,487     5,726     7,188    shareholders              12,914    11,785
                               Profit (loss) for the
                                 period from Innovene
      104      (103)       78    operations(c)                (25)      408
-----------------------------                              ----------------
                               Profit for the period
                                 attributable to BP
    5,591     5,623     7,266    shareholders              12,889    12,193
=============================                              ================
                               RC profit from continuing
                                 operations attributable
    4,839     5,368     6,040    to BP shareholders        11,408    10,176
                               RC profit (loss) for
      142      (103)       78    Innovene operations          (25)      296
-----------------------------                              ----------------
    4,981     5,265     6,118  Replacement cost profit     11,383    10,472
=============================                              ================


(a) In the circumstances of discontinued operations, Accounting Standards require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa. This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries was supplied by BP and most of the refined products manufactured were taken by BP; and the margin on sales of feedstock from BP's US refineries to Innovene's manufacturing plants. The profits attributable to individual segments were not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.

(b) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.

(c)  See further detail in Note 3.

                              Per Share Amounts

    Second      First     Second
   Quarter    Quarter    Quarter                               First Half
      2005       2006       2006                             2006      2005
================================                       =====================
                                  Results for the
                                  period ($m)
     5,591      5,623      7,266  Profit*                  12,889     12,193
     4,981      5,265      6,118  Replacement cost profit  11,383     10,472
-------------------------------                        --------------------
                                  Shares in issue at
21,174,934 20,341,135 19,993,613  period end (thousand)19,993,613 21,174,934
                                  - ADS equivalent
 3,529,156  3,390,189  3,332,269  (thousand)            3,332,269  3,529,156
                                  Average number of
                                    shares oustanding
21,270,485 20,521,872 20,171,546    (thousand)         20,345,750 21,355,418
                                  - ADS equivalent
 3,545,081  3,420,312  3,361,924    (thousand)          3,390,958  3,559,236
                                  Per ordinary share
                                  (cents)
     26.30      27.40      35.94  Profit for the period     63.34      57.09
                                  RC profit
     23.42      25.66      30.28    for the period          55.94      49.03

                                  Per ADS (cents)
    157.80     164.40     215.64  Profit for the period    380.04     342.54
                                  RC profit
    140.52     153.96     181.68    for the period         335.64     294.18
--------------------------------                       ---------------------

*   Profit attributable to BP shareholders.


                        Exploration and Production

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================  $ million                         ===============
  5,904   6,816   7,827  Profit before interest and tax(a) 14,643   12,393
     (3)      7      (1) Inventory holding (gains) losses       6       (8)
-----------------------                                    ---------------
                         Replacement cost profit
  5,901   6,823   7,826    before interest and tax         14,649   12,385
=======================                                    ===============

                         Results include:
                         Impairment and gain (loss) on sale
     (3)      9     330    of businesses and fixed assets     339      937
      -       -       -  Environmental and other provisions     -        -
                         Restructuring, integration and
      -       -       -    rationalization costs                -        -
                         Fair value gain (loss) on
   (674)   (395)    149    embedded derivatives              (246)    (834)
     25       -       -  Other                                  -       25
-----------------------                                    ---------------
   (652)   (386)    479  Total non-operating items             93      128
=======================                                    ===============

    139     189      97  Exploration expense                  286      299
                         Of which:
     47     114      13  Exploration expenditure written off  127      131
-----------------------                                    ---------------

                         Production (Net of Royalties)(b)
  2,437   2,360   2,355  Crude oil (mb/d)                   2,358    2,421
    182     173     176  Natural gas liquids (mb/d)           174      185
  2,619   2,533   2,531  Total liquids (mb/d)(c)            2,532    2,606
  8,661   8,713   8,624  Natural gas (mmcf/d)               8,668    8,703
  4,112   4,035   4,018  Total hydrocarbons (mboe/d)(d)     4,026    4,107
=======================                                    ===============

                         Average realizations(e)
  47.79   58.25   65.96  Crude oil ($/bbl)                  62.08    45.60
  29.86   35.47   37.80  Natural gas liquids ($/bbl)        36.66    28.99
  45.95   55.88   62.86  Total liquids ($/bbl)              59.36    43.85
   4.38    5.54    4.44  Natural gas ($/mcf)                 4.99     4.32
  36.11   44.20   44.58  Total hydrocarbons ($/boe)         44.39    34.86
=======================                                    ===============

                         Average oil marker prices($/bbl)
  51.63   61.79   69.59  Brent                              65.71    49.64
  53.08   63.29   70.46  West Texas Intermediate            66.89    51.52
  50.10   60.89   68.84  Alaska North Slope US West Coast   64.89    47.64
=======================                                    ===============

                         Average natural gas marker prices
   6.74    9.01    6.80  Henry Hub gas price ($/mmbtu)(f)    7.90     6.51

                         UK Gas - National
  30.15   70.00   34.55  Balancing Point (p/therm)          52.70    34.02
=======================                                    ===============

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b) Includes BP's share of production of equity-accounted entities.
(c) Crude oil and natural gas liquids.
(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet =
    1 million barrels.
(e) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(f) Henry Hub First of the Month Index.


                        Exploration and Production

The replacement cost profit before interest and tax for the second quarter was $7,826 million, an increase of 33% from the second quarter of 2005. This result benefited from higher liquid realizations and marginally higher gas realizations. In addition, it included higher costs, reflecting the impact of sector-specific inflation, increased integrity spend, repairs and revenue investment. Net non-operating gains for the second quarter were $479 million, arising from net gains on sales of assets of $330 million, primarily from interests in the North Sea and the Gulf of Mexico shelf assets in the USA, and fair value gains of $149 million on embedded derivatives relating to North Sea gas contracts. The corresponding quarter in 2005 contained net non-operating losses of $652 million principally in respect of fair value losses on embedded derivatives.

Production for the quarter at 4,018 mboe/d was broadly flat compared with the second quarter of 2005 after adjusting for the effect of disposals. Underlying production growth in the new profit centres and TNK-BP was offset by decline in existing profit centres.

The replacement cost profit before interest and tax of $14,649 million for the half year represented an increase of 18% over the same period of the previous year. This result also benefited from higher realizations partially offset by lower volumes and higher costs, reflecting sector-specific inflation, increased integrity spend, repairs and revenue investment. The half year result included net gains on sales of assets of $339 million and net fair value losses of $246 million on embedded derivatives. The first half of 2005 contained net non-operating gains of $128 million.

Production for the half year of 4,026 mboe/d was 2% lower than the first half of 2005. After adjusting for the effect of disposals, production was broadly flat. Underlying production growth from major projects in the new profit centres and TNK-BP was offset by decline in existing profit centres.

Three new projects started up in the quarter. In Azerbaijan, the BTC pipeline was successfully completed, with the first lifting from Ceyhan in Turkey in June. In Algeria, first gas was produced from our In Amenas project in June. In Egypt the Temsah redevelopment project started production in April, ahead of schedule. Additionally, in June we signed a framework agreement for the development of a new LNG plant - Damietta 2.

Offshore repair work on Thunder Horse is proceeding and we anticipate having approval to introduce hydrocarbons to the facilities in the third quarter. Recent work has focused on testing of the subsea equipment in readiness for start-up. However, during a routine hydrotest we experienced two leaks in a subsea manifold. We are taking a precautionary approach and are fully investigating the events before starting up the platform. Subject to a satisfactory outcome of these investigations our current plan anticipates replacing just the damaged subsea equipment. Depending upon weather, this would enable a start-up of production in early 2007.

We had further exploration success in Angola with the Urano oil discovery in ultra-deepwater Block 31, bringing the number of successful discoveries that BP has drilled in the Block to ten.

During the quarter, we completed the sale of our Gulf of Mexico Shelf assets to Apache. Certain participants in these fields exercised their right of pre-emption, and completion of these transactions is expected in the third quarter of 2006. We also completed the sales of our 4.84% interest in the Statfjord oil and gas field and of our interest in the Luva gas discovery, both in the North Sea. In May, we announced our intention to sell our exploration and production and gas infrastructure business in the Netherlands. In June, TNK-BP announced that it had reached agreement to sell its Urdmurtneft assets to Sinopec. Since the end of the quarter we have announced the sale of our 28% interest in the Shenzi discovery in the Gulf of Mexico to Repsol for $2,145 million.

                         Refining and Marketing

 Second   First  Second                                         First Half
Quarter Quarter Quarter
   2005    2006    2006  $ million                             2006    2005
=======================                                       =============
  1,932   2,038   2,992  Profit before interest and tax(a)    5,030   4,285
   (659)   (426) (1,136) Inventory holding (gains) losses    (1,562) (1,601)
-----------------------                                       -------------
                         Replacement cost profit
  1,273   1,612   1,856    before interest and tax            3,468   2,684
=======================                                       =============

                         Results include:
                         Impairment and gain (loss) on sale
     75     564     112    of businesses and fixed assets       676      48
      -       -       -  Environmental and other provisions       -       -
                         Restructuring, integration and
      -       -       -    rationalization costs                  -       -
                         Fair value gain (loss) on
      -       -       -    embedded derivatives                   -       -
   (733)      -    (576) Other                                 (576)   (733)
-----------------------                                       -------------
   (658)    564    (464) Total non-operating items              100    (685)
=======================                                       =============

                         Refinery throughputs (mb/d)
    210     111     162  UK                                     137     187
    671     639     671  Rest of Europe                         655     659
  1,350     976   1,200  USA                                  1,088   1,375
    305     296     256  Rest of World                          276     302
-----------------------                                       -------------
  2,536   2,022   2,289  Total throughput                     2,156   2,523
=======================                                       =============
   93.1    79.9    86.4  Refining availability (%)(b)          83.1    94.1
=======================                                       =============
                         Oil sales volumes (mb/d)
                         Refined products
    356     345     355  UK                                     350     347
  1,346   1,315   1,311  Rest of Europe                       1,313   1,335
  1,656   1,599   1,631  USA                                  1,615   1,652
    604     567     579  Rest of World                          573     612
-----------------------                                      --------------
  3,962   3,826   3,876  Total marketing sales                3,851   3,946
  2,129   2,204   1,682  Trading/supply sales                 1,943   2,163
-----------------------                                      --------------
  6,091   6,030   5,558  Total refined product sales          5,794   6,109
  2,446   2,731   2,473  Crude oil                            2,602   2,475
-----------------------                                      --------------
  8,537   8,761   8,031  Total oil sales                      8,396   8,584
=======================                                      ==============
                         Global Indicator Refining Margin
                         ($/bbl)(c)
   5.68    2.88    5.78  NWE                                   4.33    4.27
   9.37   10.86   17.74  USGC                                 14.30    8.34
   7.45    4.89   14.75  Midwest                               9.82    5.65
  14.53   11.22   21.27  USWC                                 16.25   13.71
   6.30    3.54    6.83  Singapore                             5.18    5.64
   8.42    6.28   12.59  BP Average                            9.44    7.19
=======================                                      ==============
                         Chemicals production (kte)
    317     303     298  UK                                     601     634
    735     842     741  Rest of Europe                       1,583   1,541
  1,107     789     816  USA                                  1,605   2,325
  1,443   1,687   1,728  Rest of World                        3,415   2,551
-----------------------                                      --------------
  3,602   3,621   3,583  Total production                     7,204   7,051
=======================                                      ==============

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b) Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During the first half of 2006, there was planned maintenance of a substantial part of the Texas City refinery.
(c) The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

                         Refining and Marketing

The replacement cost profit before interest and tax for the second quarter and half year was $1,856 million and $3,468 million respectively. This compares with $1,273 million and $2,684 million respectively, for the equivalent periods in 2005.

The quarter's result included a net charge of $464 million for non-operating items. Following a review during the second quarter of 2006, a further provision of $500 million was made for fatality and personal injury compensation claims associated with the incident at the Texas City refinery in March 2005. This is in addition to the $700 million provided last year. The non-operating items also include $147 million in respect of net gains on disposals, an impairment charge of $35 million and a charge of $76 million in respect of a donation to the BP Foundation. The total net non-operating gain for the first half of 2006 amounted to $100 million.

The result showed an improvement over the same period last year despite the effects of reduced throughputs at the Texas City refinery. The reduction in the result in respect of Texas City, including the impact on associated businesses, was some $460 million compared to the second quarter of 2005 and nearly $1.1 billion compared with the first half of 2005. Both the second quarter and half year results reflect strong operating performance, higher refining margins, supply optimization benefits and a lower net charge for non-operating items, partially offset by lower overall marketing margins. The result for the first half of 2006 reflects a net non-operating gain compared with a significant net charge a year ago. IFRS accounting effects for both the quarter and the half year were not material when compared with the same periods last year.

Refining crude throughputs for the quarter were 2,289 mb/d compared with 2,536 mb/d for the same quarter last year. The reduction in throughputs was mainly due to the phased start-up of production at our Texas City refinery. Recommissioning of the site began at the end of March, with current throughput of 200 mb/d. Our focus is to continue re-commissioning the site safely and to bring it back onstream in a phased manner. The full financial potential of the site is not expected to be realized until 2007. Refining availability for the quarter, excluding the Texas City refinery, at 95.7%, was slightly ahead of the second quarter of 2005.

Marketing volumes for the quarter were 3,876 mb/d and 3,851 mb/d for the first half of the year, slightly lower than the comparative periods in the previous year mainly due to divestments.

BP announced plans to invest $500 million over the next ten years to establish a dedicated bioscience research laboratory. The BP Energy Biosciences Institute
(EBI) is planned to be the first of its kind in the world and to be attached to a major academic centre. During the quarter, BP and DuPont announced the creation of a partnership to develop, produce and market a next generation of biofuels. The companies' joint strategy is to deliver advanced biofuels that will provide improved options for expanding energy supplies and accelerate the move to renewable transportation fuels which lower overall greenhouse gas emissions. The first product to market is expected to be biobutanol, which will be introduced in the United Kingdom as a gasoline bio-component.

Also during the quarter, BP announced its intention to sell its Coryton Refinery in Essex, UK which processes 172,000 barrels of crude oil a day. BP is in initial discussions with a number of potential buyers.

                          Gas, Power and Renewables

 Second   First  Second                                         First Half
Quarter Quarter Quarter  $ million
  2005    2006     2006                                        2006    2005
=======================                                       =============
    175     238     463  Profit before interest and tax(a)      701     601
     14      63     (10) Inventory holding (gains) losses        53       -
-----------------------                                       -------------
                         Replacement cost profit
    189     301     453    before interest and tax              754     601
=======================                                       =============

                         Results include:
                         Impairment and gain (loss) on sale
     20       -      (1)   of businesses and fixed assets        (1)     83
      -       -       -  Environmental and other provisions       -       -
                         Restructuring, integration and
      -       -       -    rationalization costs                  -       -
                         Fair value gain (loss)
     67     (55)    107    on embedded derivatives               52     109
      -       -       -  Other                                    -       -
-----------------------                                       -------------
     87     (55)    106  Total non-operating items               51     192
=======================                                       =============

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the second quarter and half year was $453 million and $754 million respectively, compared with $189 million and $601 million a year ago. Included in the result for the quarter was a net non-operating gain of $106 million primarily in respect of fair value gains on embedded derivatives. The corresponding quarter of 2005 contained fair value gains of $67 million on embedded derivatives and net gains of $20 million on the disposal of an NGL plant in the US.

The second quarter result was up 140% on the second quarter of 2005. This result benefited from a higher net gain from non-operating items, increased contributions from the gas trading and marketing business and better operational performance in the natural gas liquids business. This was partly offset by a negative impact from IFRS fair value accounting charges. The first half result was similarly higher than the same period in 2005 largely reflecting higher contributions from the operating businesses partially offset by a lower gain from non-operating items and higher IFRS fair value accounting charges.

In June, operations started at China's first liquefied natural gas (LNG) import and re-gasification terminal at Shengzhen, Guangdong province (BP share 30%) with an initial cargo of LNG from the North West Shelf Venture in Australia in which BP is also a partner. As part of BP Alternative Energy's strategy, we entered into a strategic alliance with Clipper Windpower plc and signed an agreement with GE to jointly develop and deploy hydrogen power projects.

                        Other Businesses and Corporate

 Second   First  Second                                          First Half
Quarter Quarter Quarter   $ million
  2005     2006    2006                                        2006    2005
======================                                        =============
                         Profit (loss) before
  (156)   (215)   (192)    interest and tax(a)                 (407)   (327)
     -      (2)     (1)  Inventory holding (gains) losses        (3)      -
----------------------                                        -------------
                         Replacement cost profit (loss)
  (156)   (217)   (193)    before interest and tax             (410)   (327)
======================                                        =============
                         Results include:
                         Impairment and gain (loss) on sale
    34       1      21     of businesses and fixed assets        22      34
    22       -       -   Environmental and other provisions       -      22
                         Restructuring, integration and
   (28)      -       -     rationalization costs                  -     (71)
                         Fair value gain (loss) on
   (14)      8       5     embedded derivatives                  13     (18)
     3       -       -   Other                                    -       3
----------------------                                       --------------
    17       9      26  Total non-operating items                35     (30)
======================                                       ==============

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The second quarter's result includes a net gain of $26 million in respect of non-operating items, primarily relating to disposal gains.

                             Dividends Payable

September   June September                                June and September
     2005   2006      2006                                   2006      2005
==========================                                =================
                            Dividends per ordinary share
    8.925  9.375     9.825  cents                           19.20    17.425
    5.119  5.251     5.324  pence                          10.575     9.569

    53.55  56.25     58.95  Dividends per ADS (cents)      115.20    104.55
--------------------------                                 ----------------

BP today announced a dividend of 9.825 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 5.324 pence per share and holders of American Depository Receipts (ADRs) $0.5895 per ADS share. The dividend is payable on 5 September to shareholders on the register on 11 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 5 September.


                                Outlook

BP Group Chief Executive, Lord Browne, concluded:

   "World economic growth has been sustained. US economic growth appears to have slowed compared to the first quarter, but Europe appears to have grown faster; growth in other regions has been sustained. The near-term global outlook appears resilient.

   "Crude oil prices averaged $69.59 per barrel (Dated Brent) in the second quarter of 2006, an increase of nearly $8 per barrel from the first quarter and $18 per barrel above the same period last year. Prices rose in face of heightened geopolitical concerns. Demand is growing strongly in China and the Middle East, offsetting weakness in the US and Europe. Ample inventories and increased spare OPEC production capacity have failed to stem the increase. Oil prices are expected to remain strong.

   "US natural gas prices averaged $6.80/mmbtu (Henry Hub First of Month
    Index) in the second quarter, $2.21/mmbtu below the first quarter. Gas prices traded below parity with residual fuel oil during the quarter. Onshore gas supplies and net imports have grown; recovery of hurricane-affected production has continued. Working gas inventories at the end of June were 29% above the five-year average. US gas prices have fallen further so far in the third quarter.

   "UK gas prices (NBP day-ahead) fell in the second quarter to average 34.6 pence per therm, compared to 70 pence per therm in the first quarter, but 15% higher than in the second quarter of 2005. However, European long-term contract prices, which are indexed to oil prices, increased by more over the same period. As a result, UK spot prices traded at a discount to European contract prices in the second quarter 2006, compared to a small premium during the second quarter of 2005. The Rough storage facility has re-opened and inventories are expected to reach normal levels by October, but concerns over winter supply have led the NBP futures to exceed 80 pence per therm.

   "Global average refining margins rose sharply to $12.59/bbl in the second quarter of 2006 compared with $6.28/bbl in the first quarter. A heavy US refinery maintenance programme extended into the second quarter and coincided with the switch from MTBE to ethanol for reformulated gasolines. Margins increased strongly to encourage sufficient product imports from abroad. So far in July, margins have remained near the second quarter average as the US driving season approaches its peak and as the transition to ULSD gathers pace. Both of these developments are likely to support the refining environment over the near term.

   "Although retail margins deteriorated in April they recovered in May and June on the back of movements in the cost of product. This has resulted in overall second quarter retail margins being slightly ahead of the first quarter. So far in July, a further rise in wholesale gasoline and crude prices is evident; marketing margins are therefore expected to remain volatile.

   "The UK Government's announced increase in the North Sea supplemental tax rate has been enacted. This increase will have two effects; first to create a one-time deferred tax charge and second to increase current tax to reflect the 2006 impact of the proposed higher rate, which is retroactive to the start of the year. The full year aggregate effective tax rate is expected to be around 39%.

   "We have 16 major projects currently under development scheduled to start up in the 2007-9 period, and a further 11 under appraisal. Beyond 2009 we now see a further 26 major projects which would be expected to develop around 8 billion boe. These projects support our expectation that we will move 11 billion boe from non-proven resources to proved reserves between now and 2010, underpinning our continued renewal beyond this decade.

   "We continue to expect full year 2006 production to be consistent with the guidance of 4.1 to 4.2 mboe/d given in February, after adjusting for divestments and the impact of higher prices on entitlements under production sharing contracts. On the basis of divestments announced in 2006 to date, and assuming that oil prices remain at around $70/barrel, these adjustments are expected to amount to around 65,000 boe/d and 45,000 boe/d respectively this year.

   "Our strategy is unchanged. We continue to execute it with discipline and focus. Capital expenditure excluding acquisitions is expected to be between $15.5 billion and $16 billion for the year, greater than previously estimated as a result of higher sector-specific inflation, driven by high oil prices. Divestment proceeds are also expected to be significantly higher than previously estimated at more than $6 billion."

----------------------------------------------------------------------------

Cautionary Statement: The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding the receipt of approvals for and start-up of production from Thunder Horse; the timing of the completion of the sales of the remaining Gulf of Mexico assets; recommissioning of the Texas City refinery and the timing of the realization of its full financial potential; planned investments in biofuels research, development and marketing; world economic growth; oil and gas prices; UK gas inventories; refining margins; marketing margins; the effect of the increase in the North Sea supplemental tax rate; the aggregate effective tax rate; the timing and effect of major projects; production; divestments and resulting adjustments to production; capital expenditure; and divestment proceeds. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability; economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2005 and our 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Cautionary Note to US Investors: The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement, such as "resources", that the SEC's guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, SEC File No. 1-6262, available from us at 1 St James's Square, London SW1Y 4PD, United Kingdom. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

--------------------------------------------------------------------------





                          BP p.l.c. and Subsidiaries
                      Summarized Group Income Statement


 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      ==============
       $ million                                               $ million

                         Sales and other operating
 58,320  65,057  72,428    revenues (Note 4)              137,485  110,666
                          Earnings from jointly
                            controlled entities - after
    742     573     818     interest and tax                1,391    1,228
                          Earnings from associates -
    101     115     114     after interest and tax            229      215
    105     198     106   Interest and other revenues         304      271
 ----------------------                                   ----------------
 59,268  65,943  73,466   Total revenues                  139,409  112,380
                          Gain on sale of businesses
    136     597     541     and fixed assets                1,138    1,298
 ----------------------                                   ----------------
 59,404  66,540  74,007   Total revenues and other income 140,547  113,678

 38,988  45,588  50,723   Purchases                        96,311   73,032
                          Production and manufacturing
  5,682   5,217   5,876     expenses                       11,093   10,384
                          Production and similar taxes
    697     932     855     (Note 5)                        1,787    1,346
                          Depreciation, depletion and
  2,232   2,184   2,308     amortization                    4,492    4,379
                          Impairment and losses on sale
     10      23      80     of businesses and fixed assets    103      196
    139     189      97   Exploration expense (Note 5)        286      299
                          Distribution and administration
  3,025   3,096   3,516     expenses                        6,612    6,249
                          Fair value (gain) loss on
    621     442    (261)    embedded derivatives              181      743
 ----------------------                                   ----------------
                          Profit before interest and taxation
  8,010   8,869  10,813     from continuing operations     19,682   17,050
    128     191     153   Finance costs (Note 6)              344      300
                          Other finance (income) expense
     35     (48)    (46)    (Note 7)                          (94)      65
 ----------------------                                   ----------------
                          Profit before taxation from
  7,847   8,726  10,706     continuing operations          19,432   16,685
  2,291   2,929   3,441   Taxation                          6,370    4,770
 ----------------------                                   ----------------
                          Profit from continuing
  5,556   5,797   7,265     operations                     13,062   11,915
                          Profit (loss) from Innovene
    104    (103)     78     operations (Note 3)               (25)     408
 ----------------------                                   ----------------
  5,660   5,694   7,343   Profit for the period            13,037   12,323
 ======================                                   ================
                          Attributable to:
  5,591   5,623   7,266   BP shareholders                  12,889   12,193
     69      71      77   Minority interest                   148      130
 ----------------------                                   ----------------
  5,660   5,694   7,343                                    13,037   12,323
 ======================                                   ================
                           Earnings per share - cents
                           Profit for the period attributable
                             to BP shareholders
   26.30   27.40   35.94   Basic                             63.34    57.09
   25.94   27.13   35.59   Diluted                           62.72    56.30
                           Profit from continuing operations
                             attributable to BP shareholders
   25.81   27.90   35.57   Basic                             63.47    55.18
   25.45   27.63   35.21   Diluted                           62.84    54.42



                      Summarized Group Balance Sheet

                                                       30 June 31 December
                                                          2006        2005
                                                     =====================
                                                           $ million
Non-current assets
Property, plant and equipment                          85,953       85,947
Goodwill                                               10,413       10,371
Other intangible assets                                 5,251        4,772
Investments in jointly controlled entities             15,711       13,556
Investments in associates                               5,736        6,217
Other investments                                         592          967
                                                     ---------------------
Fixed assets                                          123,656      121,830
Loans                                                     854          821
Other receivables                                         842          770
Derivative financial instruments                        3,789        3,652
Prepayments and accrued income                          1,399        1,269
Defined benefit pension plan surplus                    3,757        3,282
                                                     ---------------------
                                                      134,297      131,624
                                                     ---------------------
Current assets
Loans                                                     118          132
Inventories                                            20,727       19,760
Trade and other receivables                            38,639       40,902
Derivative financial instruments                        9,103        9,726
Prepayments and accrued income                          2,604        1,598
Current tax receivable                                    218          212
Cash and cash equivalents                               4,852        2,960
                                                     ---------------------
                                                       76,261       75,290
                                                     ---------------------
Assets classified as held for sale                      1,409            -
                                                     ---------------------
Total assets                                          211,967      206,914
                                                     =====================
Current liabilities
Trade and other payables                               43,323       42,136
Derivative financial instruments                        8,538        9,083
Accruals and deferred income                            6,149        5,970
Finance debt                                            9,648        8,932
Current tax payable                                     5,043        4,274
Provisions                                              1,282        1,102
                                                     ---------------------
                                                       73,983       71,497
                                                     ---------------------
Non-current liabilities
Other payables                                          1,783        1,935
Derivative financial instruments                        3,634        3,696
Accruals and deferred income                            3,957        3,164
Finance debt                                            9,638       10,230
Deferred tax liabilities                               16,703       16,443
Provisions                                             10,395        9,954
Defined benefit pension plan and other
  post-retirement benefit plan deficits                 9,476        9,230
                                                     ---------------------
                                                       55,586       54,652
                                                     ---------------------
Liabilities directly associated with the assets
  classified as held for sale                              42            -
                                                     ---------------------
Total liabilities                                     129,611      126,149
                                                     ---------------------
Net assets                                             82,356       80,765
                                                     =====================
Equity
BP shareholders' equity                                81,586       79,976
Minority interest                                         770          789
                                                     ---------------------
                                                       82,356       80,765
                                                     =====================


            Group Statement of Recognized Income and Expense

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

 (1,646)    153     309  Currency translation differences     462   (2,398)
                         Available-for-sale investments
     20     197     (44)   marked to market                   153       22
                         Available-for-sale investments -
      -    (346)    (79)   recycled to the income statement  (425)     (43)
    (89)     57     230  Cash flow hedges marked to market    287     (149)
                         Cash flow hedges - recycled to
     (4)     57      19    the income statement                76      (11)
     (3)     61     (15) Taxation                              46       53
 ----------------------                                   ----------------
                          Net income (expense) recognized
 (1,722)    179     420     directly in equity                599   (2,526)
  5,660   5,694   7,343  Profit for the period             13,037   12,323
 ----------------------                                   ----------------
                         Total recognized income and
  3,938   5,873   7,763    expense relating to the period  13,636    9,797
 ======================                                   ================
                         Attributable to:
  3,869   5,802   7,686    BP shareholders                 13,488    9,667
     69      71      77    Minority interest                  148      130
 ----------------------                                   ----------------
  3,938   5,873   7,763                                    13,636    9,797
 ======================                                   ================
                         Change in accounting policy -
                           adoption of IAS 32 and 39 on
                           1 January 2005 (wholly attributable
      -       -       -    to BP shareholders)                  -     (243)
 ======================                                   ================


                     Movement in BP Shareholders' Equity

Movement in BP shareholders' equity                              $ million

At 31 December 2005                                                 79,976
Profit for the period                                               12,889
Distribution to shareholders                                        (3,816)
Currency translation differences (net of tax)                          494
Repurchase of ordinary share capital                                (8,499)
Issue of ordinary share capital for employee share schemes             426
Purchase of shares by ESOP trusts                                     (199)
Share-based payments (net of tax)                                      241
Available-for-sale investments (net of tax)                           (205)
Cash flow hedges (net of tax)                                          279
                                                                    ------
At 30 June 2006                                                     81,586
                                                                    ======



                   Summarized Group Cash Flow Statement


 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         Operating activities
                         Profit before taxation from
  7,847   8,726  10,706    continuing operations           19,432   16,685
                         Adjustments to reconcile profits
                           before tax to net cash provided
                           by operating activities
     47     114      13  Exploration expenditure written off  127      131
                         Depreciation, depletion and
  2,232   2,184   2,308    amortization                     4,492    4,379
                         Impairment and (gain) loss on sale
   (126)   (574)   (461)   of businesses and fixed assets  (1,035)  (1,102)
                         Earnings from jointly controlled
   (843)   (688)   (932)   entities and associates         (1,620)  (1,443)
                         Dividends received from jointly
                           controlled entities and
    741   1,011     268    associates                       1,279    1,096
                         Working capital and other
 (2,691) (1,850) (2,753)   movements                       (4,603)  (3,577)
 ----------------------                                   ----------------
                         Net cash provided by operating
                           activities of continuing
  7,207   8,923   9,149    operations                      18,072   16,169
                         Net cash used in operating
                           activities of Innovene
   (470)      -       -    operations                           -      (58)
 ----------------------                                   ----------------
                         Net cash provided by operating
  6,737   8,923   9,149    activities                      18,072   16,111
 ----------------------                                   ----------------
                         Investing activities
 (2,911) (3,295) (3,412) Capital expenditure               (6,707)  (5,736)
                         Investment in jointly controlled
    (36)      -     (26)   entities                           (26)     (51)
   (186)   (157)   (151) Investment in associates            (308)    (285)
                         Proceeds from disposal of
    425     484   1,899    fixed assets                     2,383    1,752
                         Proceeds from disposal of
      -     166      90    businesses                         256        -
     48      72      58  Proceeds from loan repayments        130       80
----------------------                                   ----------------
                         Net cash used in
 (2,660) (2,730) (1,542)   investing activities            (4,272)  (4,240)
 ----------------------                                   ----------------
                         Financing activities
 (2,034) (3,861) (4,411) Net repurchase of shares          (8,272)  (3,967)
    482     396     514  Proceeds from long-term financing    910    1,293
 (1,011)    (65)   (720) Repayments of long-term financing   (785)  (3,203)
                         Net increase (decrease) in
    149    (710)    941    short-term debt                    231   (2,017)
 (1,809) (1,922) (1,894) Dividends paid - BP shareholders  (3,816)  (3,632)
    (15)    (66)    (88)                - Minority interest  (154)    (335)
 ----------------------                                   ----------------
                         Net cash used in financing
 (4,238) (6,228) (5,658)   activities                     (11,886) (11,861)
 ----------------------                                   ----------------
                         Currency translation differences
                           relating to cash and cash
      -      14     (36)   equivalents                        (22)      (9)
 ----------------------                                   ----------------
                         Increase (decrease) in cash
   (161)    (21)  1,913    and cash equivalents             1,892        1
                         Cash and cash equivalents at
  1,521   2,960   2,939    beginning of period              2,960    1,359
 ----------------------                                   ----------------
                         Cash and cash equivalents at
  1,360   2,939   4,852    end of period                    4,852    1,360
 ======================                                   ================


                    Summarized Group Cash Flow Statement

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

                         Working capital and other movements
   (102)   (130)   (122) Interest receivable                 (252)    (165)
     78     146     145  Interest received                    291      112
    128     191     153  Finance costs                        344      300
   (119)   (310)   (351) Interest paid                       (661)    (451)
     35     (48)    (46) Other finance (income) expense       (94)      65
     79      83     122  Share-based payments                 205      156
                         Net operating charge for pensions
                           and other post-retirement benefits,
     (6)    (50)    (47)   less contributions                 (97)     (16)
                         Net charge for provisions,
    507    (207)    216    less payments                        9      444
                         (Increase) decrease in
 (1,786)  1,008  (2,351)   inventories                     (1,343)  (2,583)
                         (Increase) decrease in other
 (4,608)    335   2,008    current and non-current assets   2,343   (5,925)
                          Increase (decrease) in other
                            current and non-current
  5,536    (107)    135     liabilities                        28    7,903
 (2,433) (2,761) (2,615)  Income taxes paid                (5,376)  (3,417)
 ----------------------                                   ----------------
 (2,691) (1,850) (2,753)                                   (4,603) (3,577)
 ======================                                   ================

                      Capital Expenditure and Acquisitions

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         By business

                         Exploration and Production
    213     182     244  UK                                   426      389
     37      69      74  Rest of Europe                       143       68
    942   1,021   1,190  USA                                2,211    1,939
  1,289   1,428   1,476  Rest of World                      2,904    2,386
 ----------------------                                   ----------------
  2,481   2,700   2,984                                     5,684    4,782
 ----------------------                                   ----------------
                         Refining and Marketing
     97      61      83  UK                                   144      140
    111      65     101  Rest of Europe                       166      178
    219     258     252  USA                                  510      409
    118     107     109  Rest of World                        216      164
 ----------------------                                   ----------------
    545     491     545                                     1,036      891
 ----------------------                                   ----------------
                         Gas,Power and Renewables
     16       1       6  UK                                     7       17
      6       5       7  Rest of Europe                        12        7
     19      20      32  USA                                   52       32
     10      14      19  Rest of World                         33       16
 ----------------------                                   ----------------
     51      40      64                                       104       72
 ----------------------                                   ----------------
                         Other businesses and corporate
     82      19      39  UK                                    58      157
     58       -       -  Rest of Europe                         -       78
     53       8      80  USA                                   88      117
      4       -       -  Rest of World                          -        5
 ----------------------                                   ----------------
    197      27     119                                       146      357
 ----------------------                                   ----------------
  3,274   3,258   3,712                                     6,970    6,102
 ======================                                   ================
                         By geographical area
    408     263     372  UK                                   635      703
    212     139     182  Rest of Europe                       321      331
  1,233   1,307   1,554  USA                                2,861    2,497
  1,421   1,549   1,604  Rest of World                      3,153    2,571
 ----------------------                                   ----------------
  3,274   3,258   3,712                                     6,970    6,102
 ======================                                   ================
                         Included above:
     66      10       -   Acquisitions and asset exchanges    10      151
    125       -       -   Innovene operations                  -      254
 ======================                                   ================
                         Exchange rates
                         US dollar/sterling average rate
  1.86     1.75    1.83    for the period                    1.79     1.87
  1.80     1.75    1.81  US dollar/sterling period-end rate  1.81     1.80
                         US dollar/euro average rate for
  1.26     1.20    1.26    the period                        1.23     1.28
  1.21     1.21    1.25  US dollar/euro period-end rate      1.25     1.21
 ----------------------                                   ----------------

                      Analysis of Profit Before Interest and Tax

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         By business

                         Exploration and Production
    574   1,165   1,834  UK                                 2,999    1,485
    294     303     393  Rest of Europe                       696    1,622
  2,441   2,304   2,255  USA                                4,559    4,449
  2,595   3,044   3,345  Rest of World                      6,389    4,837
 ----------------------                                   ----------------
  5,904   6,816   7,827                                    14,643   12,393
 ----------------------                                   ----------------
                         Refining and Marketing
    (74)   (155)    166  UK                                    11     (325)
    982     686     785  Rest of Europe                     1,471    1,817
    679     828   1,526  USA                                2,354    2,104
    345     679     515  Rest of World                      1,194      689
 ----------------------                                   ----------------
  1,932   2,038   2,992                                     5,030    4,285
 ----------------------                                   ----------------
                         Gas, Power and Renewables
    125     (72)    188  UK                                   116      243
     (8)      7      (2) Rest of Europe                         5       (2)
     51     168     257  USA                                  425      227
      7     135      20  Rest of World                        155      133
 ----------------------                                   ----------------
    175     238     463                                       701      601
 ----------------------                                   ----------------
                         Other businesses and corporate
   (209)   (141)    (80) UK                                  (221)    (388)
     30      (1)    (45) Rest of Europe                       (46)      34
    (13)   (104)    (37) USA                                 (141)     (22)
     36      31     (30) Rest of World                          1       49
 ----------------------                                   ----------------
   (156)   (215)   (192)                                     (407)    (327)
 ----------------------                                   ----------------
  7,855   8,877  11,090                                    19,967   16,952
     (4)     (8)   (277) Unrealized profit in inventory      (285)    (157)
                         Net profit on transactions between
    159       -       -    continuing and Innovene operations   -      255
 ----------------------                                   ----------------
  8,010   8,869  10,813  Total for continuing operations   19,682   17,050
 ----------------------                                   ----------------
                         Innovene operations
    164     (55)    (90) UK                                  (145)     222
    129     (21)    (40) Rest of Europe                       (61)     495
    (16)      7      (6) USA                                    1       96
     16     (27)     48  Rest of World                         21       12
 ----------------------                                   ----------------
    293     (96)    (88)                                     (184)     825
                         Net profit on transactions between
   (159)      -       -    continuing and Innovene operations   -     (255)
 ----------------------                                   ----------------
    134     (96)    (88) Total for Innovene operations       (184)     570
 ----------------------                                   ----------------
  8,144   8,773  10,725  Total for period                  19,498   17,620
 ======================                                   ================
                         By geographical area
    463     772   2,148  UK                                 2,920    1,068
  1,406     995   1,059  Rest of Europe                     2,054    3,652
  3,158   3,245   3,717  USA                                6,962    6,622
  2,983   3,857   3,889  Rest of World                      7,746    5,708
 ----------------------                                   ----------------
  8,010   8,869  10,813  Total for continuing operations   19,682   17,050
 ======================                                   ================

                      Analysis of Replacement Cost Profit
                            Before Interest and Tax

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         By business

                         Exploration and Production

    574   1,165   1,834  UK                                 2,999    1,485
    294     303     393  Rest of Europe                       696    1,622
  2,438   2,311   2,254  USA                                4,565    4,441
  2,595   3,044   3,345  Rest of World                      6,389    4,837
 ----------------------                                   ----------------
  5,901   6,823   7,826                                    14,649   12,385
 ----------------------                                   ----------------
                         Refining and Marketing
    (60)   (148)    171  UK                                    23     (332)
    658     564     584  Rest of Europe                     1,148    1,081
    361     637     749  USA                                1,386    1,360
    314     559     352  Rest of World                        911      575
 ----------------------                                   ----------------
  1,273   1,612   1,856                                     3,468    2,684
 ----------------------                                   ----------------
                         Gas, Power and Renewables
    125     (72)    188  UK                                   116      243
     (1)      1      (4) Rest of Europe                        (3)       5
     55     178     250  USA                                  428      222
     10     194      19  Rest of World                        213      131
 ----------------------                                   ----------------
    189     301     453                                       754      601
 ----------------------                                   ----------------
                         Other businesses and corporate
   (209)   (141)    (80) UK                                  (221)    (388)
     30      (3)    (46) Rest of Europe                       (49)      34
    (13)   (104)    (37) USA                                 (141)     (22)
     36      31     (30) Rest of World                          1       49
 ----------------------                                   ----------------
   (156)   (217)   (193)                                     (410)    (327)
 ----------------------                                   ----------------
  7,207   8,519   9,942                                    18,461   15,343
     (4)     (8)   (277) Unrealized profit in inventory      (285)    (157)
                         Net profit on transactions between
    159       -       -    continuing and Innovene operations   -      255
 ----------------------                                   ----------------
  7,362   8,511   9,665  Total for continuing operations   18,176   15,441
 ----------------------                                   ----------------
                         Innovene operations
    152     (55)    (90) UK                                  (145)     139
    120     (21)    (40) Rest of Europe                       (61)     425
     42       7      (6) USA                                    1      132
     17     (27)     48  Rest of World                         21       17
 ----------------------                                   ----------------
    331     (96)    (88)                                     (184)     713
                         Net profit on transactions between
   (159)      -       -    continuing and Innovene operations   -     (255)
 ----------------------                                   ----------------
    172     (96)    (88) Total for Innovene operations       (184)     458
 ----------------------                                   ----------------
  7,534   8,415   9,577  Total for period                  17,992   15,899
 ======================                                   ================
                         By geographical area
    477     779   2,153  UK                                 2,932    1,062
  1,089     865     855  Rest of Europe                     1,720    2,923
  2,841   3,071   2,932  USA                                6,003    5,869
  2,955   3,796   3,725  Rest of World                      7,521    5,587
 ----------------------                                   ----------------
  7,362   8,511   9,665  Total for continuing operations   18,176   15,441
 ======================                                   ================

                       Analysis of Non-operating Items

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         By business

                         Exploration and Production

   (678)   (394)    386  UK                                    (8)    (968)
      3       -      83  Rest of Europe                        83    1,030
     (3)      2       9  USA                                   11       (4)
     26       6       1  Rest of World                          7       70
 ----------------------                                   ----------------
   (652)   (386)    479                                        93      128
 ----------------------                                   ----------------
                         Refining and Marketing
    (23)     20      (1) UK                                    19      (15)
    (12)    229     (29) Rest of Europe                       200      (11)
   (634)     96    (446) USA                                 (350)    (629)
     11     219      12  Rest of World                        231      (30)
 ----------------------                                   ----------------
   (658)    564    (464)                                      100     (685)
 ----------------------                                   ----------------
                         Gas, Power and Renewables
     66     (55)    107  UK                                    52      171
      -       -       -  Rest of Europe                         -        -
     21       -      (1) USA                                   (1)      21
      -       -       -  Rest of World                          -        -
 ----------------------                                   ----------------
     87     (55)    106                                        51      192
 ----------------------                                   ----------------
                         Other businesses and corporate
     (6)      -       -  UK                                     -      (48)
     12       -      (1) Rest of Europe                        (1)      11
     11       9      10  USA                                   19        7
      -       -      17  Rest of World                         17        -
 ----------------------                                   ----------------
     17       9      26                                        35      (30)
 ----------------------                                   ----------------

                         Total before taxation for continuing
 (1,206)    132     147    operations                         279     (395)
    384     (46)    (53) Taxation credit (charge)             (99)     129
----------------------                                   ----------------
                         Total after taxation for continuing
   (822)     86      94    operations                         180     (266)
 ----------------------                                   ----------------
                         Innovene operations
      -     (55)    (90) UK                                  (145)     (24)
      -     (21)    (40) Rest of Europe                       (61)       -
      -       7      (6) USA                                    1        -
      -     (27)     48  Rest of World                         21        -
 ----------------------                                   ----------------
                         Total before taxation for Innovene
      -     (96)    (88)   operations (a)                    (184)     (24)
      -      (7)      -  Taxation credit (charge)              (7)      10
 ----------------------                                   ----------------
                         Total after taxation for Innovene
      -    (103)    (88)   operations                        (191)     (14)
 ----------------------                                   ----------------
   (822)    (17)      6  Total after taxation for period      (11)    (280)
 ======================                                   ================

(a) Includes the loss on re-measurement to fair value of $88 million in the second quarter of 2006 and $96 million in the first quarter of 2006 and impairment charges of $24 million in the first quarter of 2005.

            Depreciation of Fixed Asset Revaluation Adjustment

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

                         Exploration and Production
  12          8       7  UK                                    15       20
  70         55      48  USA                                  103      146
   3          5       4  Rest of World                          9        8
 ----------------------                                   ----------------
  85         68      59                                       127      174
 ----------------------                                   ----------------
                         Refining and Marketing
  26         25      25  USA                                   50       51
 ----------------------                                   ----------------
  26         25      25                                        50       51
 ----------------------                                   ----------------
                         Gas, Power and Renewables
   5          6       5  USA                                   11       11
 ----------------------                                   ----------------
   5          6       5                                        11       11
 ----------------------                                   ----------------
                         Total depreciation of revaluation
 116         99      89    adjustment (a)(b)                  188      236
 ======================                                   ================

(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.
(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.


                Net Debt Ratio - Net Debt: Net Debt + Equity

 Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

 19,302  18,679  19,286  Gross debt                        19,286   19,302
  1,360   2,939   4,852  Cash and cash equivalents          4,852    1,360
 ----------------------                                   ----------------
 17,942  15,740  14,434  Net debt                          14,434   17,942
 ======================                                   ================
 80,097  80,881  82,356  Equity                            82,356   80,097
     18%     16%     15% Net debt ratio                        15%      18%
 ======================                                   ================



                        Production and Realizations

Second   First  Second
Quarter Quarter Quarter                                        First Half
   2005    2006    2006                                      2006     2005
=======================                                      =============

                         Production (a)(d)
                         Crude oil (mb/d) (net of royalties)
    290     268     264  UK                                   266      289
     73      64      60  Rest of Europe                        62       74
    546     444     444  USA                                  444      553
  1,528   1,584   1,587  Rest of World                      1,586    1,505
 ----------------------                                   ----------------
  2,437   2,360   2,355  Total crude oil production         2,358    2,421
 ======================                                   ================
                        Natural gas liquids (mb/d)
                        (net of royalties)
     20      13      16  UK                                    14       18
      4       4       3  Rest of Europe                         4        5
    127     122     121  USA                                  122      131
     31      34      35  Rest of World                         35       31
 ----------------------                                   ----------------
    182     173     176  Total natural gas liquids production 174      185
 ======================                                   ================
                         Liquids (b) (mb/d) (net of royalties)
    310     281     280  UK                                   280      307
     77      68      64  Rest of Europe                        65       79
    673     566     565  USA                                  566      684
  1,559   1,618   1,622  Rest of World                      1,620    1,536
 ----------------------                                   ----------------
  2,619   2,533   2,531  Total liquids production           2,532    2,606
 ======================                                   ================
                        Natural gas (mmcf/d) (net of royalties)
  1,136   1,196     911  UK                                 1,053    1,189
    106      94      83  Rest of Europe                        88      114
  2,727   2,485   2,493  USA                                2,489    2,688
  4,692   4,938   5,138  Rest of World                      5,038    4,712
 ----------------------                                   ----------------
  8,661   8,713   8,624  Total natural gas production       8,668    8,703
 ======================                                   ================
                         Average realizations(c)
                         Crude oil ($/bbl)
  48.76   60.57   67.82  UK                                 64.19    47.16
  49.27   58.27   65.37  USA                                61.84    46.21
  44.57   56.18   64.90  Rest of World                      60.46    43.08
  47.79   58.25   65.96  BP Average                         62.08    45.60
 ======================                                   ================
                         Natural gas liquids ($/bbl)
  34.34   48.19   46.33  UK                                 47.16    32.30
  28.04   33.25   37.32  USA                                35.33    27.50
  33.77   37.05   35.18  Rest of World                      36.10    32.47
  29.86   35.47   37.80  BP Average                         36.66    28.99
 ======================                                   ================
                         Liquids ($/bbl)(b)
  47.83   60.00   66.61  UK                                 63.32    46.27
  45.92   53.79   60.21  USA                                57.03    43.21
  43.94   55.02   63.00  Rest of World                      58.95    42.43
  45.95   55.88   62.86  BP Average                         59.36    43.85
 ======================                                   ================
                         Natural gas ($/mcf)
   4.82    7.87    5.67  UK                                  6.92     5.21
   5.83    6.91    5.44  USA                                 6.17     5.57
   3.20    3.94    3.54  Rest of World                       3.73     3.15
   4.38    5.54    4.44  BP Average                          4.99     4.32
 ======================                                   ================

(a) Includes BP's share of production of equity-accounted entities.
(b) Crude oil and natural gas liquids.
(c) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(d) Because of rounding, some totals may not agree exactly with the sum of their component parts.

                                     Notes

1.  Basis of preparation

    BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing Annual Report and Accounts 2006, which do not differ significantly from those used for Annual Report and Accounts 2005.

2.  Resegmentation and other changes to comparatives

    With effect from 1 January 2006 the following changes to the business segment boundaries have been implemented:

    (a) Following the sale of Innovene to INEOS in December 2005, the transfer of three equity-accounted entities (Shanghai SECCO Petrochemical Company Limited in China and Polyethylene Malaysia Sdn Bhd (PEMSB) and Ethylene Malaysia Sdn Bhd (EMSB), both in Malaysia), previously reported in Other businesses and corporate, to Refining and Marketing.

    (b) The formation of BP Alternative Energy in November 2005 has resulted in the transfer of certain mid-stream assets and activities to Gas, Power and Renewables:

         - South Houston Green Power (SHGP) co-generation facility (in Texas City refinery) from Refining and Marketing.

         - Watson Cogeneration (in Carson City refinery) from Refining and Marketing.

         -  Phu My Phase 3 CCGT plant in Vietnam from Exploration and
            Production.

    (c) The transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.

    Comparative financial data is shown after these changes.

                                       Restated               Reported
                                 -----------------------------------------
                                   Second      First     Second      First
                                  Quarter       Half    Quarter       Half
                                     2005       2005       2005       2005
                                 -----------------------------------------
                                             $ million
         Profit before interest
           and tax
         Exploration and
           Production               5,904     12,393      5,906     12,397
         Refining and Marketing     1,932      4,285      1,950      4,313
         Gas, Power and Renewables    175        601        160        578
         Other businesses and
           corporate                 (156)      (327)      (161)      (336)
                                 -----------------------------------------
         Profit before interest
           and tax                  7,855     16,952      7,855     16,952
         Unrealized profit in
           inventory                   (4)      (157)        (4)      (157)
         Net profit on transactions
           between continuing and
           Innovene operations        159        255        159        255
                                 -----------------------------------------
                                    8,010     17,050      8,010     17,050
                                 =========================================


    In 2005 the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power was changed. These transactions are now reported on a net basis in sales and other operating revenues, whereas previously they had been reported gross in sales and purchases. This change, while reducing sales and other operating revenues and purchases, had no impact on reported profit, profit per ordinary share, cash flow or the balance sheet.

    During 2006, as part of a continuous process to review how individual contracts are accounted for, certain other minor adjustments have been identified that should have been reflected in the restatement from gross to net presentation. Though these adjustments are not significant to the group income statement, the amendment has been made to bring the comparatives onto a consistent basis. The comparative figures have been amended to reflect these items as set out below.

                                     Notes

2.  Resegmentation and other changes to comparatives (concluded)

                                 Amended                  Reported
                        --------------------------------------------------
                          First   Second   First    First   Second   First
                        Quarter  Quarter    Half  Quarter  Quarter    Half
                           2006     2005    2005     2006     2005    2005
                        --------------------------------------------------
                                           $ million
Sales and other
  operating revenues
Exploration and
  Production             13,918   10,934  21,120   13,918   10,934  21,120
Refining and Marketing   55,880   53,164  99,173   56,605   55,115 102,877
Gas, Power and Renewables 6,979    5,817  12,278    8,279    6,250  13,355
Other businesses and
  corporate                 206      174     346      206      174     346
                        --------------------------------------------------
Sales by continuing
  operations             76,983   70,089 132,917   79,008   72,473 137,698
Less: sales between
        businesses       11,926    7,843  16,212   11,926    7,843  16,212
      sales to continuing
        operations            -    3,926   6,039        -    3,926   6,039
                        --------------------------------------------------
Third party sales of
  continuing operations  65,057   58,320 110,666   67,082   60,704 115,447
                        ==================================================

Purchases                45,588   38,988  73,032   47,613   41,372  77,813
                        ==================================================


                                     Notes

3.  Sale of Olefins and Derivatives business

    The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005.

    The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations were treated as discontinued operations for the year ended 31 December 2005. A single amount was shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the remeasurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene were reported separately from the continuing operations of the BP group. The table below provides further detail of the amount shown on the income statement.

    In the cash flow statement the cash provided by the operating activities of Innovene in 2005 has been separated from that of the rest of the group and reported as a single line item.

    Second quarter 2006 includes a loss before tax of $88 million related to post-closing adjustments. There was a similar adjustment of $96 million in the first quarter of 2006. We anticipate further adjustments during the second half of 2006.

     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million

                             Profit before tax from
        293       -       -    Innovene operations               -     825
                             Net profit on transactions
                               between continuing and
       (159)      -       -    Innovene operations               -    (255)
    -----------------------                                 --------------
                             Profit before interest and
        134       -       -    taxation                          -     570
          1       -       -  Other finance income (expense)      -       2
                             (Loss) gain recognized on the
          -     (96)    (88)   remeasurement to fair value    (184)      -
    -----------------------                                 --------------
        135     (96)    (88)                                  (184)    572
                             Taxation
        (31)      -     166    Related to profit before tax    166    (164)
                               Related to remeasurement to
          -      (7)      -      fair value                     (7)      -
    -----------------------                                 --------------
                             Profit (loss) from Innovene
        104    (103)     78    operations                      (25)    408
    =======================                                 ==============
                             Earnings (loss) per share from
                               Innovene operations - cents
       0.49   (0.50)   0.37  Basic                           (0.13)   1.91
       0.49   (0.50)   0.38  Diluted                         (0.12)   1.88
    =======================                                 ==============
                             The net cash flows of Innovene
                               operations are presented below
                             Net cash used in operating
       (470)      -       -    activities                        -     (58)
                             Net cash used in investing
       (105)      -       -    activities                        -    (264)
    -----------------------                                 --------------
                             Net cash provided by
        575       -       -    financing activities              -     322
    =======================                                 ==============


                                     Notes

4.  Sales and other operating revenues

     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             By business
     10,934  13,918  13,495  Exploration and Production     27,413  21,120
     53,164  55,880  64,025  Refining and Marketing        119,905  99,173
      5,817   6,979   5,735  Gas, Power and Renewables      12,714  12,278
        174     206     252  Other businesses and corporate    458     346
    -----------------------                                ---------------
                             Sales by continuing
     70,089  76,983  83,507    operations                  160,490 132,917
      7,843  11,926  11,079  Less: sales between businesses  23,005  16,212 sales to Innovene
      3,926       -       -         operations                   -   6,039
    -----------------------                                ---------------
                             Third party sales of
     58,320  65,057  72,428    continuing operations       137,485 110,666
      5,951       -       -  Innovene sales                      -  11,294
                             Less: sales to continuing
      2,605       -       -        operations                    -   4,139
    -----------------------                                ---------------
                             Third party sales of
      3,346       -       -    Innovene operations               -   7,155
    -----------------------                                ---------------
     61,666  65,057  72,428  Total third party sales       137,485 117,821
    =======================                                ===============

                             By geographical area
     24,340  27,865  26,288    UK                           54,153  43,148
     16,916  18,374  19,406    Rest of Europe               37,780  32,740
     24,403  23,703  27,962    USA                          51,665  46,414
     14,247  18,375  18,467    Rest of World                36,842  26,972
    -----------------------                                ---------------
                             Sales by continuing
     79,906  88,317  92,123    operations                  180,440 149,274
     17,660  23,260  19,695  Less: sales between areas      42,955  32,569
                                   sales to Innovene
      3,926       -       -          operations                  -   6,039
    -----------------------                                ---------------
     58,320  65,057  72,428                                137,485 110,666
    =======================                                ===============

5.   Profit before interest and taxation is after charging:

     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             Exploration expense
         13       7       -  UK                                  7      18
          -       -       -  Rest of Europe                      -       1
         85      66      55  USA                               121     188
         41     116      42  Rest of World                     158      92
    -----------------------                                ---------------
        139     189      97                                    286     299
    =======================                                ===============
                             Production and similar taxes
        153     235      72  UK                                307     267
        544     697     783  Overseas                        1,480   1,079
    -----------------------                                ---------------
        697     932     855                                  1,787   1,346
    =======================                                ===============

                                     Notes

6.   Finance costs

     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million

        204     293     285  Interest payable                  578     395
        (76)   (102)   (132) Capitalized                      (234)   (152)
    -----------------------                                ---------------
        128     191     153                                    344     243
                             Early redemption of finance
          -       -       -    leases                            -      57
    -----------------------                                ---------------
        128     191     153                                    344     300
    =======================                                ===============

7.  Other finance (income) expense
     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             Interest on pension and other
                               post-retirement benefit plan
        509     471     484    liabilities                     955   1,023
                             Expected return on pension and
                               other post-retirement benefit
       (542)   (582)   (599)   plan assets                  (1,181) (1,089)
    -----------------------                                ---------------
                             Interest net of expected return
        (33)   (111)   (115)   on plan assets                 (226)    (66)
                             Unwinding of discount on
         50      54      61    provisions                      115      95
                             Unwinding of discount on deferred
                               consideration for acquisition
         17       9       8    of investment in TNK-BP          17      34
    -----------------------                                ---------------
         34     (48)    (46)                                   (94)     63
          1       -       -  Innovene operations                 -       2
    -----------------------                                ---------------
         35     (48)    (46) Continuing operations             (94)     65
    =======================                                ===============

8.  Dividends paid

     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million

                             Dividends per ordinary share
       8.50   9.375   9.375    Cents                         18.75    17.0
      4.450   5.288   5.251    Pence                        10.539   8.972
       51.0   56.25   56.25  Dividends per ADS (cents)      112.50   102.0
    =======================                                ===============


                                     Notes

9.  Analysis of changes in net debt

     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             Opening balance
     19,564  19,162  18,679  Finance debt                   19,162  23,091
      1,521   2,960   2,939  Less: Cash and cash equivalents 2,960   1,359
    -----------------------                                ---------------
     18,043  16,202  15,740  Opening net debt               16,202  21,732
    -----------------------                                ---------------
                             Closing balance
     19,302  18,679  19,286  Finance debt                   19,286  19,302
      1,360   2,939   4,852  Less: Cash and cash equivalents  4,852   1,360
    -----------------------                                ---------------
     17,942  15,740  14,434  Closing net debt               14,434  17,942
    -----------------------                                ---------------
        101     462   1,306  Decrease (increase) in net debt 1,768   3,790
    =======================                                ===============
                             Movement in cash and cash
                               equivalents (excluding
       (161)    (35)  1,949    exchange adjustments)         1,914      10
                             Net cash outflow (inflow)
                               from financing (excluding
        380     379    (734)   share capital)                 (355)  3,927
          -       -       -  Adoption of IAS 39                  -    (147)
         17      82      60  Fair value hedge adjustment       142     115
         53      32      26  Other movements                    58     102
    -----------------------                                ---------------
                             Movement in net debt before
        289     458   1,301    exchange effects              1,759   4,007
       (188)      4       5  Exchange adjustments                9    (217)
    -----------------------                                ---------------
        101     462   1,306  Decrease (increase) in net debt 1,768   3,790
    =======================                                ===============

                                     Notes

10.  TNK-BP Operational and Financial Information

     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
                             Production (Net of royalties)
                            (BP share)
        903     896     907  Crude oil (mb/d)                  901     889
        429     567     538  Natural gas (mmcf/d)              552     477
        977     994     999  Total hydrocarbons (mboe/d)(a)    997     971
    =======================                                 ==============
            $ million                                           $ million
                             Income statement (BP share)
        920     852   1,084  Profit before interest and tax 1,936    1,535
        (32)    (43)    (45) Interest expense *               (88)     (61)
       (227)   (350)   (348) Taxation                        (698)    (394)
        (20)    (41)    (46) Minority interest                (87)     (28)
    -----------------------                                 ---------------
        641     418     645  Net Income                     1,063    1,052
    =======================                                 ==============
                             * Excludes unwinding of
                                 discount on deferred
         17       9       8      consideration                 17       34
    =======================                                 ==============
                             Cash Flow
        425     771       -  Dividends received               771      675
    =======================                                 ==============


     Second   First  Second
    Quarter Quarter Quarter                                    First Half
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
                             Average oil marker prices ($/bbl)
      48.08   58.15   64.73  Urals (NWE - cif)               61.42   45.31
      48.49   58.26   64.84  Urals (Med - cif)               61.52   45.85
      27.39   35.27   36.18  Domestic Oil                    35.73   23.27
    =======================                                 ==============

    Balance sheet                                  30 June     31 December
                                                      2006            2005
                                                   =======================
    Investments in jointly controlled entities       9,151           8,089
                                                   =======================
    Deferred consideration
      Due within one year                            1,244           1,227
      Due after more than one year                       -               -
                                                   -----------------------
                                                     1,244           1,227
                                                   =======================

   (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

As reported in previous quarters, various TNK-BP companies have received tax notifications. Upon entering into the joint venture arrangement, each party received indemnities from its co-venturers in respect of historical tax liabilities related to assets contributed to the joint venture. BP believes its provisions are adequate for its share of any liabilities arising from tax claims not covered by these indemnities.

                                     Notes

11.  Equity-accounted entities

    The group's profit for the period includes the following in respect of equity-accounted entities.

                                    RC profit                       Profit
                                        (loss)    Inventory         (loss)
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax
                                   ---------------------------------------
                                                   $ million
Second Quarter 2006
Exploration and Production              1,369             -          1,369
Refining and Marketing                    106             3            109
Gas, Power and Renewables                  55             -             55
Other businesses and corporate              1             -              1
                                   ---------------------------------------
Continuing operations                   1,531             3          1,534
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        1,531             3          1,534
                                   =======================================

First Quarter 2006
Exploration and Production              1,149             -          1,149
Refining and Marketing                     95             6            101
Gas, Power and Renewables                  29             -             29
Other businesses and corporate             (2)            -             (2)

                                   ---------------------------------------
Continuing operations                   1,271             6          1,277
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        1,271             6          1,277
                                   =======================================

Second Quarter 2005
Exploration and Production              1,161             -          1,161
Refining and Marketing                     67           (15)            52
Gas, Power and Renewables                  18             -             18
Other businesses and corporate              -             -              -
                                   ---------------------------------------
Continuing operations                   1,246           (15)         1,231
Innovene operations                         3             -              3
                                   ---------------------------------------
                                        1,249           (15)         1,234
                                   =======================================

Half Year 2006
Exploration and Production              2,518             -          2,518
Refining and Marketing                    201             9            210
Gas, Power and Renewables                  84             -             84
Other businesses and corporate             (1)            -             (1)
                                   ---------------------------------------
Continuing operations                   2,802             9          2,811
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        2,802             9          2,811
                                   =======================================

Half Year 2005
Exploration and Production              2,000             -          2,000
Refining and Marketing                    142           (19)           123
Gas, Power and Renewables                  25             -             25
Other businesses and corporate              -             -              -
                                   ---------------------------------------
Continuing operations                   2,167           (19)         2,148
Innovene operations                         3             -              3
                                   ---------------------------------------
                                        2,170           (19)         2,151
                                   =======================================

                                      Notes

11.  Equity-accounted entities (continued)

                                                                    Profit
                                                                    (loss)
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
Second Quarter 2006
Exploration and Production             (78)   (436)         (46)       809
Refining and Marketing                 (19)    (13)           -         77
Gas, Power and Renewables               (6)     (4)           -         45
Other businesses and corporate           -       -            -          1
                                   ---------------------------------------
Continuing operations                 (103)   (453)         (46)       932
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                      (103)   (453)         (46)       932
                                   =======================================

First Quarter 2006
Exploration and Production             (72)   (439)         (41)       597
Refining and Marketing                 (19)    (10)           -         72
Gas, Power and Renewables               (4)     (4)           -         21
Other businesses and corporate           -       -            -         (2)
                                   ---------------------------------------
Continuing operations                  (95)   (453)         (41)       688
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                       (95)   (453)         (41)       688
                                   =======================================

Second Quarter 2005
Exploration and Production             (56)   (289)         (20)       796
Refining and Marketing                  (6)    (13)           -         33
Gas, Power and Renewables               (3)     (1)           -         14
Other businesses and corporate           -       -            -          -
                                   ---------------------------------------
Continuing operations                  (65)   (303)         (20)       843
Innovene operations                      -       -            -          3
                                   ---------------------------------------
                                       (65)   (303)         (20)       846
                                   =======================================

Half Year 2006
Exploration and Production            (150)   (875)         (87)     1,406
Refining and Marketing                 (38)    (23)           -        149
Gas, Power and Renewables              (10)     (8)           -         66
Other businesses and corporate           -       -            -         (1)
                                   ---------------------------------------
Continuing operations                 (198)   (906)         (87)     1,620
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                      (198)   (906)         (87)     1,620
                                   =======================================

Half Year 2005
Exploration and Production            (108)   (516)         (28)     1,348
Refining and Marketing                 (14)    (31)           -         78
Gas, Power and Renewables               (5)     (3)           -         17
Other businesses and corporate           -       -            -          -
                                   ---------------------------------------
Continuing operations                 (127)   (550)         (28)     1,443
Innovene operations                      -       -            -          3
                                   ---------------------------------------
                                      (127)   (550)         (28)     1,446
                                   =======================================


                                     Notes

12.  Third quarter results

     BP's third quarter results will be announced on 24 October 2006.

13.  Statutory accounts

     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2005 Annual Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts (in accordance with section 235 of the Companies Act 2005) was unqualified.

                                   Contacts

                                   London                   United States

Press Office                       Roddy Kennedy            Ronnie Chappell
                                   +44 (0)20 7496 4624      +1 281 366 5174

Investor Relations                 Fergus MacLeod           Rachael MacLean
                                   +44 (0)20 7496 4717      +1 212 451 8072

http://www.bp.com/investors



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  25 July 2006                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary